Exhibit 99(f)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders’ of

Stream S.p.A.

We have audited the accompanying balance sheet of Stream S.p.A., an Italian Company, as of December 31, 2001, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Stream S.p.A. for the years ended December 31, 2000 and 1999, were audited by other auditors who have ceased operations and whose report dated July 12, 2001, expressed an unqualified opinion on those statements prior to restatement adjustments described in Note 2.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stream S.p.A. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Stream S.p.A. as of December 31, 2000 and 1999 and for the years then ended were audited by other auditors who have ceased operations. We also audited the adjustments described in Note 2 that were applied to restate the December 31, 2000 balance sheet and December 31, 1999 and 2000 statements of cash flows. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in Note 3, Stream S.p.A. changed its method of accounting for television sports rights as of January 1, 2001.

As discussed in Note 1 to the financial statements, Stream S.p.A.’s recurring losses from operations, cumulative negative operating cash flow and net working capital deficiency at December 31, 2001, raise substantial doubt about its ability to continue as a going concern without external financial support. The accompanying financial statements do not include any adjustments that might result from the outcome of the uncertainty described in Note 1.

/S/ RECONTA ERNST & YOUNG S.P.A.
Reconta Ernst & Young S.p.A.

Rome, Italy

September 13, 2002,

except for Note 15 and Note 14 as to

which the date is December 23, 2002 and May 9, 2003, respectively

STREAM S.p.A.

BALANCE SHEETS

As of December 31, 2000 and 2001

(in Thousands of U.S. Dollars)

	2000	2001
ASSETS	(Restated)
Current Assets:
Cash and cash equivalents	$20,729	$25,126
Trade accounts receivable, net (Note 4)	44,649	68,032
Receivables from shareholders and affiliates (Note 13)	7,419	15,004
Inventories	4,729	1,528
Television rights costs, current	202,132	56,056
Receivables for Value Added Tax	61,258	62,601
Other	26,722	12,004

Total current assets	367,638	240,351

Property and equipment, net:
Machinery and set-top boxes	302,946	343,974
Furniture, fixtures and equipment	12,828	34,513

	315,774	378,487
Accumulated depreciation and amortization	(110,018)	(193,366)

	205,756	185,121
Intangible assets, net	12,479	14,855
Long-term television rights costs	6,566	528

Total assets	$592,439	$440,855

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

BALANCE SHEETS

As of December 31, 2000 and 2001

(in Thousands of U.S. Dollars, except share and per share data)

	2000	2001
	(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$114,293	$134,224
Payables for television rights	202,132	56,056
Payables due to shareholders and affiliates (Note 13)	211,871	334,746
Deferred revenue	32,515	36,597
Accrued expenses	9,451	9,414

Total current liabilities	570,262	571,037

Long-term liabilities for television rights costs	6,566	528
Liability for employees’ severance indemnities	2,186	2,606

Total Liabilities	579,014	574,171

Commitments and contingencies (Note 12)	—	—
Shareholders’ equity (deficit): (Note 5)
Common shares: 184,000,000 common shares authorized, issued and outstanding, par value Euro 5.16 and Euro 2.29 ($5.00 and $2.02, respectively), as of December 31, 2000 and 2001, respectively	455,415	455,333
Additional paid-in-capital	575,494	872,662
Accumulated deficit	(1,003,629)	(1,458,776)
Accumulated other comprehensive loss	(13,855)	(2,535)

Total shareholders’ equity (deficit)	13,425	(133,316)

Total liabilities and shareholders’ equity (deficit)	$592,439	$440,855

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999, 2000 and 2001

(in Thousands of U.S. Dollars)

	1999	2000	2001
Revenues (Note 7)	$44,211	$127,593	$224,557
Cost of services (Note 8)	237,685	387,653	498,946
Selling, general and administrative (Note 9)	143,578	157,870	189,001

Operating loss	(337,052)	(417,930)	(463,390)
Other income (expenses)
Interest income	126	21	773
Interest expense—shareholders’ and affiliates	(1,419)	(5,901)	(13,747)
Other, net	(704)	4,680	21,217

	(1,997)	(1,200)	8,243
Loss before income taxes	(339,049)	(419,130)	(455,147)
Income taxes (Note 6)	—	—	—

Net loss	$(339,049)	$(419,130)	$(455,147)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999, 2000 and 2001

(in Thousands of U.S. Dollars)

	1999	2000	2001
	(Restated)	(Restated)
Cash flows from operating activities
Net loss	$(339,049)	$(419,130)	$(455,147)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,122	47,348	83,276
Changes in operating assets and liabilities:
Inventories	1,611	(3,488)	2,977
Television rights costs, current	85,854	(88,918)	136,657
Trade accounts receivable	(16,634)	(25,736)	(26,731)
Receivables from shareholders and affiliates	(39,637)	34,846	(8,142)
Receivables for VAT and other current assets	(40,351)	(45,078)	8,457
Long-term television rights costs	—	190,389	5,753
Trade accounts payable	77,965	36,274	26,928
Payables for television rights costs	(85,854)	88,918	(136,657)
Payables due to shareholders and affiliates	147,890	(28,481)	115,394
Deferred revenue	10,978	18,986	6,047
Accrued expenses	6,817	(1,633)	(484)
Long-term liabilities for television rights costs	—	(190,389)	(5,753)
Liability for employees’ severance indemnities	503	300	554

Cash used in operating activities	(151,785)	(385,792)	(246,871)

Cash flows from investing activities:
Acquisition of property and equipment	(102,656)	(113,523)	(70,017)
Investment in intangible assets	(1,322)	(7,758)	(10,165)
Proceeds from disposal of property and equipment	1,338	753	863

Cash used in investing activities	(102,640)	(120,528)	(79,319)

Cash flows from financing activities:
Shareholders’ contributions	292,288	446,895	297,086
Decrease (increase) in financing payables due to shareholders and affiliates	(2,334)	47,585	21,857

Cash provided by financing activities	289,954	494,480	318,943

Effect of exchange rate changes on cash and cash equivalents	(2,069)	(2,555)	11,644

Net increase (decrease) in cash and cash equivalents	33,460	(14,395)	4,397

Cash and cash equivalents at the beginning of the year	1,664	35,124	20,729

Cash and cash equivalents at the end of the year	$35,124	$20,729	$25,126

Supplemental information to Statements of Cash Flows:
Cash paid for interest—shareholders’ and affiliates	$1,178	$5,901	$13,747
Non cash contribution from shareholders	$30,202	$—	$—
Cash paid for taxes	$—	$—	$—

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 1999, 2000 and 2001

(in Thousands of U.S. Dollars)

	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total
Balance as of January 1, 1999	$134,621	$114,99	$(245,450)	$(5,569)	$(1,405)
Capital contribution (Note 5)	—	176,318	—	—	176,318
Capital contribution in the form of a loan forgiven by a major shareholder (Note 5) Issuance of shares	— 106,684	30,202 —	— —	— —	30,202 106,684
Comprehensive income (loss):
Net loss for the year	—	—	(339,049)	—	(339,049)
Foreign currency translation adjustments	—	—	—	11,542	11,542

Total comprehensive loss (income)	—	—	(339,049)	11,542	(327,507)

Balance as of December 31, 1999	241,305	321,513	(584,499)	5,973	(15,708)
Reduction in par value of common shares (Note 5) Issuances of common shares (Note 5)	(253,981 468,091)	253,981 —	— —	— —	— 468,091
Comprehensive loss:
Net loss for the year	—	—	(419,130)	—	(419,130)
Foreign currency translation adjustment				(19,828)	(19,828)

Total comprehensive loss	—	—	(419,130)	(19,828)	(438,958)

Balance as of December 31, 2000	455,415	575,494	(1,003,629)	(13,855)	13,425
Capital contribution (Note 5)	—	297,086	—	—	297,086
Effect of converting to Euro (Note 5)	(82)	82	—	—	—
Comprehensive income (loss):
Net loss for the year	—	—	(455,147)	—	(455,147)
Foreign currency translation adjustment	—	—	—	11,320	11,320

Total comprehensive (loss) income	—	—	(455,147)	11,320	(443,827)

Balance as of December 31, 2001	$455,333	$872,662	$(1,458,776)	$(2,535)	$(133,316)

The accompanying notes are an integral part of these financial statements

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

1. Description of business and basis of presentation

Description of business

Stream S.p.A. (“Stream” or the “Company”) was formed in December 1993. The Company operates in the satellite and cable television business in Italy, supplying both pay television and pay-per-view television, broadcasting of significant film and sporting events delivered via set-top decoder boxes and conditional access modules. Customers subscribe to pay television for a pre-determined time period, generally an annual contract. The Company acquires programming from various suppliers, including movie studios, sporting teams and other content providers. The Company has also entered into various contractual arrangements with certain Italian soccer teams that play in the “Serie A,” or Italian professional soccer league. The amounts to be paid to these teams for the rights to broadcast their live games and highlights are specified in the individual contracts.

Management considers the Company as operating in one segment, television broadcasting, and one geographic region, Italy. The customer base consists predominately of Italian households, geographically dispersed throughout the country.

Basis of presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are reported in the United States dollar (“U.S. dollars”), the Company’s reporting currency for U.S. GAAP purposes. The Company is 50% owned each by Telecom Italia S.p.A (“Telecom Italia”), an Italian company, and News Publishing Australia Ltd (“NPAL”), an American company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Consequently, the financial statements do not reflect any adjustments that might result if the Company is not able to continue as a going concern. The Company has negative working capital and an accumulated deficit of $330,686 and $1,458,776, respectively, at December 31, 2001, and has cumulatively used $784,448 of cash in operations during the three years in the period ended December 31, 2001. A shareholder of the Company, NPAL, has proposed a plan that they believe will help the Company continue as a going concern. The plan calls for the shareholders to acquire the operations of the sole competitor of the Company in Italy and subsequently merge the operations of the respective entities into a single operating unit in the Italian market. Anti-trust regulators with jurisdiction over the proposal have yet to approve the plan of merger.

There can be no assurances that, even if the respective entities are merged into a single operating unit in the Italian market, the operating difficulties will be eased. The shareholder have agreed to fund the Company to at least December 31, 2002.

2. Correction of an Error

In preparing its 2001 financial statements, the Company determined that it had prematurely recognized certain non-sporting event licensing costs and the related liabilities at both December 31, 2000 and 1999. For these previously reported periods, Stream had capitalized future amounts payable under long-term programming contracts with third party content providers and recorded an equal long-term liability (i.e. they “grossed-up” the balance sheet). Consequently, the Company has restated its balance sheet as of December 31, 2000, and its statements of cash flows for the years ended December 31, 1999 and 2000, to reflect the correction of this error, which consisted of recording an adjustment to decrease the current portion of the “Television rights costs, current” and “Long-term television rights costs” assets by $46,859 and $328,336, respectively, with corresponding decreases in “Trade accounts payable” for $46,859 and $328,336 in “Long-term liabilities for television rights costs.” This correction of an error had no effect on stockholders’ equity (deficit), results of operations or cash used in operations as previously reported for any year presented. The following tables identifies the respective line items that have been restated in the accompanying financial statements:

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Balance sheet:
	As previously reported at December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$248,991	$(46,859)	$202,132
Long-term Television rights	334,902	(328,336)	6,566
Total Assets	967,634	(375,195)	592,439
Trade Accounts Payable	363,284	(46,859)	316,425
Long-term liabilities for television rights	334,902	(328,336)	6,566
Total Liabilities	$967,634	$(375,195)	$592,439

Statement of Cash Flows:
	As previously reported as of December 31, 2000	Effect of the correction of an Error	As Restated December 31, 2000
Television rights cost, current	$(135,319)	$46,401	$(88,918)
Long-term Television rights	(134,739)	140,492	$5,753
Trade Accounts Payable	171,595	(46,401)	$125,194
Long-term liabilities for television rights	134,739	(140,492)	(5,753)
Cash used in operating activities	$(385,648)	$—	$(385,648)

Statement of Cash Flows:
	As previously reported as of December 31, 1999	Effect of the correction of an error	As Restated December 31, 1999
Television rights cost, current	$(86,959)	$172,813	85,854
Long-term Television rights	37,592	(37,592)	—
Trade Accounts Payable	164,924	(172,813)	(7,889)
Long-term liabilities for television rights	(37,592)	37,592	—
Cash used in operating activities	$(151,586)	$—	$(151,586)

3. Summary of significant accounting policies

Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposit accounts with banks and cash invested temporarily in various highly liquid instruments, with original maturities of three months or less.

Trade accounts receivables, net

Trade accounts receivables are stated, net of an allowance for doubtful accounts, at their estimated realizable value.

Inventories

Inventories are stated at the lower of cost or net realizable value (“market”). Cost is determined on an average cost basis. Inventories consist principally of ancillary materials necessary to furnish the subscribers with the equipment necessary in order to view the broadcasted channels for which they have subscribed.

Television rights costs

Television rights costs consist of the contracted fees charged by content providers for the broadcast of selected channels, films and sporting events to subscribers through the Company’s satellite and cable TV distribution business. Programming rights and their related liabilities are recorded at cost from the date they are available for transmission.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

The Company has single and multi-year contracts for broadcast rights of programs and sporting events, spanning from a minimum of one to a maximum of ten years. In accordance with Statement of Financial Accounting Standards (“SFAS”) 63, “Financial Reporting by Broadcasters”, program rights for entertainment programs and sporting events are expensed over their contractual duration starting from the date such content first becomes available for broadcast, the total cost of the contract is reasonably known and the Company has accepted the programming from the content provider. Payments for such rights are generally made based on minimum guaranteed amounts or using rate calculations specified in the individual contracts. At the inception of these contracts and periodically thereafter, the Company evaluates the recoverability of the costs associated therewith against the revenues directly associated with the program material and related expenses. Where an evaluation indicates that a programming contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. No such provisions have been recorded in the accompanying financial statements.

The future amounts due under both the sporting and movie rights contracts for which the recognition criteria of SFAS 63 have not been met are fully reflected in the Note 12 under commitments and contingencies.

As of January 1, 2001, the Company has changed its accounting method for the recognition of television sporting rights on a prospective basis. As of January 1, 2001, capitalization of the television sporting rights and the recognition of the corresponding liability are recorded when the sporting event has actually occurred, that is, it is available for distribution to customers. The Company believes that this presentation more accurately reflects the uncertainties associated with sports television broadcasting, in particular given the financial difficulties experienced by certain sporting teams and the Italian soccer league in particular. Under the Company’s current agreements, if teams do not play games, then there is no commitment on the part of the Company to pay the team. The current economic uncertainty surrounding these teams makes forecasting the ultimate number of games that will be played by contracted teams unreliable. Under the current method the Company capitalized sports rights of $18 at December 31, 2001. Under the previous method, the Company would have capitalized sports rights of $544,653 equity (deficit) at December 31, 2001. This change did not impact cash used in operations, net loss or total shareholders’ equity (deficit) for all years presented.

Contractual obligations for program rights that will be transmitted later than December 31, 2002, are included in “Long term liabilities for television rights costs” debts at face value. The corresponding amounts of program rights that will be transmitted before December 31, 2002, are included in “Television rights costs, current”.

The Company has signed several contracts with individual Serie A soccer teams in Italy, and a distribution agreement with a supplier for the rights to the Championship League soccer games. Payments under the contracts to the individual soccer teams are based on fixed fee schedules, with no allowances for renegotiation or additional payments. Payments can be changed if the team changes their league, which generally occurs based on the competitive results of the year. The contracts are for an average period of five years and will require renegotiation with the individual teams at the expiration.

Program payments made in advance of the Company having availability to transmit the related programs are treated as prepayments and are reflected in “Television rights costs, current” in the accompanying financial statements.

The television rights costs are expensed as follows:

Soccer games	— 100% on first showing
Movie Channels	— Straight-line basis over the period of transmission
Rights (library movies)	— Effective number of showings (current movies)

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Property and equipment, net

Property and equipment are stated at cost. Such assets are depreciated on a straight-line basis with useful lives ranging from four to eight years. Costs associated with the repair and maintenance of property are expensed as incurred. Repair and maintenance that significantly adds to the life of the asset are capitalized and depreciated over the remaining estimated life of the asset. Set-top boxes are depreciated over five years, which represents the estimated useful life of the set-top box. Depreciation is charged from the date on which the asset is placed into service and included in cost of services. The Company estimates, based on historical results, the number of set top boxes outstanding that have been lost, stolen or damaged and accrues an amount that is charged to cost of services periodically. The capitalized cost of the set top boxes is reduced for the corresponding amount. The standard contract with the Company’s customers requires that the set-top box be returned upon termination of the contract. Upon return of the set-top box, it is generally re-issued to a new customer upon refurbishment, if necessary. Refurbishment costs are expensed as incurred as part of costs of services.

Intangible assets, net

Intangible assets consist principally of acquired intellectual property rights, licenses and trademarks. They are stated at cost and are amortized on a straight-line basis over the lesser of their legal or contractual lives or their estimated useful lives, generally ranging from three to five years.

Impairments

The Company periodically reviews the propriety of the carrying amount of long-lived assets, including intangible assets, as well as the related depreciation and amortization periods to determine whether current events or circumstances warrant adjustments to the carrying value and/or estimated useful lives. This evaluation consists of the Company’s projection of undiscounted future operating cash flows before interest over the remaining lives of the intangible assets, in accordance with SFAS 121, “Accounting for the Impairment of Long-Lived Assets to Be Disposed Of”. Based on its review, the Company believes that no significant impairment of its long-lived assets or related intangible assets has occurred.

Liability for employees’ severance indemnities

In accordance with Italian severance pay statutes and labor contracts, an employee benefit is accrued for service to date and is immediately payable upon separation, regardless of cause. The termination benefit is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian government. The liabilities recorded in the accompanying balance sheets are the amounts that employees would be eligible for as of those dates, net of any advances. The charge to earnings for the mandatory severance benefit was $987, $1,021 and $1,288 in 1999, 2000 and 2001, respectively.

Income taxes

The Company accounts for income taxes under the provisions of SFAS 109, “Accounting for Income Taxes”. SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets are then reduced by a valuation allowance if management believes it is more likely than not that the assets will not be recovered.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Foreign currency translation

The accounts of the Company are translated in accordance with SFAS 52, “Foreign Currency Translation”. The Company’s management has elected to present these financial statements in U.S. dollars. The financial statements of the Company are translated from its functional currency, the Euro, into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the average exchange rate of the period in which they are realized during the year. All cumulative translation gains or losses from the translation into the Company’s reporting currency are included as a separate component of shareholders’ equity (deficit) as “Accumulated other comprehensive income (loss)” in the accompanying balance sheets. Prior to 2001, the Company’s functional currency was the Italian Lire, which was officially replaced in 2001 with the Euro as the legal currency of the Italian government. The exchange rate between the Italian Lire and the Euro was permanently frozen at Lire 1,936.27 to Euro 1 for all periods presented.

Exchange gains and losses arising from transactions denominated in foreign currencies are included in “other, net” in the accompanying statements of operations. Foreign currency transaction losses (gains) were $346, $471 and ($53) for the years ended December 31, 1999, 2000 and 2001, respectively.

Revenue recognition

The Company derives its revenue principally from the sale of satellite and cable television subscription (“pay TV”) services to individuals under contracts of two months or one year in duration.

Under these arrangements, revenues are derived principally from:

—	subscriptions for annual pay TV contracts;
—	rentals of set-top boxes; and
—	pay-per-view television consumption

Revenue from subscriptions of pay TV contracts and related rentals of set-top boxes are billed in advance (annually or every two months) and are recognized on a straight-line basis over the related subscription period. The unrecognized portions of advance billings to customers are reported as deferred revenues.

Revenue from pay-per-view events is recognized when the related event is made available for viewing.

Comprehensive income (loss)

The Company follows SFAS 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income and its components in the financial statements and thereby reports a measure of all changes in equity of an enterprise that results from transactions and other economic events other than transactions with the shareholders. Items of “Accumulated other comprehensive income (loss)” are reported in the accompanying statements of shareholders’ equity (deficit).

Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Market risk exposure

The Company is potentially subject to foreign currency exchange rate risk relating to payments to suppliers in the United States, as well as other international markets. The Company’s financial statements could be affected by factors such as changes in foreign currency exchange rates. The Company did not engage in any hedging activities during 1999, 2000 or 2001.

Advertising costs

All advertising costs are expensed as incurred.

Reclassifications

In addition to the amounts discussed in Note 2, certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation.

Recently issued accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued statement SFAS 141, “Business Combinations”, and SFAS, “Goodwill and Other Intangible Assets”. SFAS 141 supersedes APB Opinion 16, “Business Combinations,” and SFAS 38, “Accounting for Pre-acquisition Contingencies of Purchase Enterprises.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 142 supersedes APB Opinion 17, “Intangible Assets”, and addresses how purchased intangibles should be accounted for upon acquisition. SFAS 142 prescribes the necessary accounting for both identifiable intangibles and goodwill after initial recognition under SFAS 141. SFAS 142 requires that goodwill, including net book value associated with equity method investments, and indefinite lived intangible assets no longer be amortized upon adoption of SFAS 142, but instead are tested for impairment at least annually. Amortization of definite-lived intangibles will continue over their useful lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, except for the non amortization provisions for goodwill and indefinite-lived intangible assets acquired after June 30, 2001, which will be subject immediately to provisions of SFAS 142. The Company does not believe that adoption of these Statements will have a material impact on its financial position, results of operations, or cash flows.

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. The objective of this Statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and accreted to its present value each period. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the assets useful life. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for fiscal years beginning after December 15, 2001. This new standard supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed Of”, providing one accounting model for the review of asset impairment. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows and exceeds its fair value. The Company does not believe that adoption of this Statement will have a material impact on its financial position, results of operations, or cash flows.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13 and Technical Corrections”. The contents of SFAS No. 145 are varied, however, the Company does not believe that adoption of this Statement will have a material impact on its financial position, results of operations, or cash flows.

4. Trade accounts receivable, net

Trade accounts receivable consist of the following:

	As of December 31,
	2000	2001
Receivables from subscribers	$57,786	$96,247
Allowance for bad debts	(13,137)	(28,215)

	$44,649	$68,032

5. Shareholders’ equity (deficit)

Common shares

At December 31, 1999, fully subscribed and paid-in share capital consisted of 40,000,000 common shares with a par value of Italian Lire 10,000 (€5.16, or $4.55 equivalent) each.

In February 2000, there was an increase in common shares due to the issuance of 54,000,000 shares with a par value of Italian Lire 10,000 (€5.16 or $4.55 equivalent).

In August 2000, the par value of the common shares was reduced from Lire 10,000 (€5.16 or $4.55 equivalent) to Lire 4,435 (€2.29 or $2.02 equivalent). The effect of the reduction of the par value of the common stock was to reclassify $253,981 to additional-paid-in capital, reducing the common stock account to the total of the shares outstanding and the revised par value.

In September 2000, there was an increase in equity due to the issuance of 90,000,000 additional common shares with a nominal value of Italian Lire 4,435 (€2.29 or $2.02 equivalent), fully subscribed and paid.

As of December 31, 2000, common stock consisted of 184,000,000 common shares with a nominal value of Italian Lire 4,435 each (€2.29 or $2.02 equivalent).

In 2001, the share capital of the Company was re-denominated into Euros by adjusting the par value of the shares into Euro and rounding the par value to €2.29 ($2.02 equivalent). Consequently the capital account was adjusted to reflected to changed par value of the shares, with the excess amount of the par value transferred to additional paid-in-capital.

Additional paid-in-capital

In May 1999, News Television Ltd acquired 35% of the Company’s common shares from Telecom Italia. In return, Telecom Italia forgave a receivable of $30,202 due from the Company. The receivable had arisen during the course of Telecom Italia’s normal funding of the Company’s operations. Telecom Italia did not receive any additional shares from Stream as a result of this transaction. The value of the debt forgiven by the shareholder was credited to the additional paid-in-capital account as no shares were issued.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

As of July 16, 2001, a further capital contribution of $297,086 was made, subscribed to on a pro rata basis by both shareholders. No additional shares were issued by the Company for the contribution from the shareholders.

6. Income taxes

The Company has incurred operating losses since its inception and therefore has not incurred income tax expense. Because of its history of operating losses, the Company has recorded a valuation allowance against all of its deferred tax assets. Net operating loss carryforwards available to the Company are $1,182,303 as of December 31, 2001. All net operating losses are within the Italian tax jurisdiction and expire within five years as follow:

Year Expiring	As of December 31, 2001
2002	$97,091
2003	146,273
2004	235,424
2005	310,820
2006	392,695

$1,182,303

The components of net deferred tax assets are as follows:

	As of December, 31
	2000	2001
Deferred tax assets:
Net operating loss carry forwards	$875,303	$1,182,303
Television rights	34,367	60,699
Other accrued expenses	3,748	20,899

Deferred tax assets	913,418	1,263,901
Less: valuation allowance	(913,418)	(1,263,901)

Total net deferred tax asset	$—	$—

7. Revenues

	For the years ended December 31,
	1999	2000	2001
Subscription revenue	$29,325	$91,704	$173,679
Set top box rental revenue	7,248	21,109	28,639
Pay per view subscription revenue	4,544	6,483	7,807
Other	3,094	8,297	14,432

	$44,211	$127,593	$224,557

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

8. Cost of services

	For the years ended December 31,
	1999	2000	2001
Sports rights costs	$80,209	$175,580	$228,340
Pay per view rights costs	6,303	5,175	5,421
Pay TV rights costs	51,386	103,003	136,388
Satellite rental	24,414	23,637	28,500
Optical fiber cabling	13,088	7,299	6,784
Salaries and wages	10,965	12,211	13,483
Raw materials	17,010	18,135	5,081
Depreciation and amortization	34,310	42,613	74,949

	$237,685	$387,653	$498,946

9. Selling, general and administrative expenses

	For the years ended December 31,
	1999	2000	2001
Advertising	$35,595	$41,950	$55,397
Salaries & wages	10,965	12,211	13,483
Customer service	9,385	9,437	10,792
Maintenance	5,217	3,829	3,822
Bad debt allowance	4,606	8,296	16,031
Selling commissions	26,957	30,412	20,428
Administrative costs	15,062	14,143	13,798
Rental, maintenance and other	6,769	8,586	5,832
Depreciation and amortization	3,812	4,735	8,327
Other operating expenses	25,210	24,271	41,091

Total	$143,578	$157,870	$189,001

10. Depreciation and amortization

	For the years ended December 31,
	1999	2000	2001
Tangible assets	$34,341	$43,716	$77,195
Intangible assets	3,781	3,632	6,081

Total	$38,122	$47,348	$83,276

11. Shareholders’ interest expense

The Company incurred shareholders’ interest expense in the amount of $1,419, $5,901 and $13,747 for the years ended December 31, 1999, 2000 and 2001, respectively. These amounts consist mainly of interest expense to the shareholders’ for financing. For terms and conditions, see Note 13.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

12.  Commitments and contingencies

Purchase commitments

The Company has entered into non-cancelable programming rights contracts for television rights costs, which extend through 2010. The future minimum payments of these contracts as of December 31, 2001, are as follows:

Year ending December 31,
2002	$306,351
2003	251,177
2004	208,077
2005	132,752
2006	25,322
Thereafter	54,447

Total future purchase commitments	$978,126

Litigation

In the ordinary course of business, the Company has become involved in disputes or litigation. While the result of such disputes cannot be predicted with certainty, in management’s opinion, based on the advice of counsel, the ultimate resolution of these disputes will not have a material adverse effect on the Company’s financial position or its results of operations.

13.  Related party transactions

The following tables sets forth the balances of accounts receivable and accounts payable, revenues and expenses regarding the Company’s transactions with its shareholders and their affiliates:

	As of December 31,
	2000		2001
	Receivables	Payables	Receivables	Payables
Shareholders
Telecom Italia	$4,837	$74,383	$2,867	$131,938
NPAL	—	54,187	—	107,260
Shareholder Affiliates
Italtel S.p.A.	2,359	45,725	—	33,743
Telespazio S.p.A.	12	14,442	10,999	31,652
Emsa Società immobiliare per azioni	—	5	—	—
Atesia S.p.A.	—	7,249	—	8,597
NDS Ltd	—	2,715	—	4,649
Finsiel S.p.A.	111	704	—	219
Fox Kids Europe	100	3,209	—	393
TIM	—	8,459	—	6,918
Telesoft	—	793	—	4,429
National Geographic (“NGC”)	—	—	1,138	4,948

Total	$7,419	$211,871	$15,004	$334,746

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

	Years ended December 31,
	1999		2000		2001
	Revenues	Expenses	Revenue	Expenses	Revenue	Expenses
Shareholders
Telecom Italia	$2,770	$22,182	$6,459	$18,036	$1,040	$16,107
NPAL	—	157	—	2,969	—	6,866
Società Diritti Sportivi S.r.l. (S.D.S.)	—	56,709	—	—	—	—
Cecchi Gori Group Finmavi S.r.l.	—	2,361	—	—	—	—

Affiliates of shareholders
National Geographic	—	—	1	6,238	—	9,592
Italtel S.p.A.	544	1,048	—	108,722	—	59,641
Telespazio S.p.A.	9	24,415	145	25,281	—	26,035
Emsa Società immobiliare per azioni	15	4,843	15	1,940	—	—
Atesia S.p.A.	—	9,736	—	14,663	—	9,450
NDS Ltd	—	3	—	4,686	—	—
Sirti S.p.A.	7	1,402	—	—	—	—
Finsiel S.p.A.	47	1,392	—	—	—	—
Fox Kids Europe	—	—	85	2,888	—	—
SEAT	—	—	619	619	—	—
TIM	—	—	—	4,680	—	—
Telesoft	—	—	—	785	—	—
News Corp Europe Ltd	—	376	—	—	—	—

Total	$3,392	$124,624	$7,324	$191,507	$1,040	$127,691

All affiliates are subsidiaries or investments of the shareholders or their parent company:

Transactions with Telecom Italia and NPAL mainly relate to Euro denominated loans granted by both shareholders for an amount of $51,069 each (total of $102,138), with interest cost based on the Euribor rate plus 2.875%. In the course of the year 2001 the shareholders granted further funding under the same conditions, for a total amount of $203,720 ($101,860 each). The loan amount due as of December 31, 2001, and included in payables due to shareholders and affiliates in the accompanying balance sheet was $45,196 ($22,598 each, due on October 7, 2002. ) The remaining amount due to the shareholders relates to trade payables for the renting of transmission lines for cable TV.

Transactions with SDS relate to the advances paid for the acquisition of soccer rights and to trade payables for the acquisition of the aforementioned rights.

Transactions with Cecchi Gori Group Finmavi S.r.l. mainly relate to advances paid for the acquisition of film rights and to trade payables for the acquisition of the aforementioned rights. Cecchi Gori was a former shareholder of the Company.

STREAM S.p.A.

NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001

(Amounts in Thousands of U.S. Dollars, Except as Otherwise Indicated)

Transactions with Italtel S.p.A. mainly relate to the acquisition of set top boxes.

Transactions with Telespazio S.p.A. relate to satellite rental.

Transactions with Atesia S.p.A. relate to the “call center service” that Stream has outsourced to them.

Transactions with NDS Ltd mainly relate to the acquisition of equipment for simulcrypt technology.

Transactions with Sirti S.p.A. and Finsiel S.p.A. mainly relate to technical services.

Transactions with News Corp Europe Ltd relate to payments to some members of the Board of Directors for specific assignments.

Transactions with NGC and Fox Kids Europe relate to the payments of rights for the transmission of the related channels.

Transactions with TIM relate to the acquisition of TIM mobile rechargeable cards for promotional activity.

Transactions with SEAT relate to the acquisition of Internet services for promotional activity.

Transactions with Telesoft relate to the acquisition of information technology services.

14.  Subsequent events

Shareholder and affiliate transactions

In February 2002, Telespazio S.p.A., an entity controlled by Telecom Italia, transferred certain trade accounts receivable due from the Company totaling $27,849 to Telecom Italia. The debt to Telespazio S.p.A. was assumed by the shareholders on a pro-rata basis, and subsequently forgiven by both shareholders as a capital contribution. No new shares were issued.

Agreement with Vivendi

On October 1, 2002, News Corporation the parent company of a shareholder of NPAL, announced an agreement with Vivendi Universal, owner of Canal+/Telepiù, for the acquisition of Telepiù. The agreement, which is subject to certain closing conditions and requirements, including the successful review of the proposed transaction by Anti-Trust authorities. On April 2, 2003, the European Anti-Trust authorities approved News Corporation’s acquisition of Telepiù. On April 30, 2003, the acquisition was completed and the company was renamed Sky Italia. Sky Italia’s ownership structure is as follows: NPAL owns 75% and Sky Global Holdings owns 5.1% (both companies are subsidiaries of News Corporation), while the remaining 19.9% is held by Telecom Italia.

15.  Shareholders meeting

On December 20, 2002 the Shareholders agreed to forgive an additional Euro 50 millions of indebtedness of shareholders loan.